

May 31, 2013

Via E-mail
Charles Todd
President and Chief Executive Officer
Sport Stix Inc.
18101 Von Karman Avenue #140-121
Irvine, CA 92612

>   **Re: Sport Stix Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed May 22, 2013**
>   **File No. 333-186355**

Dear Mr. Todd:

We have reviewed your amended registration statement and letter both filed May 22, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

1. Please refer to prior comment one. Your revised disclosure is inconsistent with that on pages 11-13 and Note 7. Please revise your disclosure to state that a third party, Conduit Flavor Company, will manufacture the electrolyte drink mix, and that to date you have no sales or established distribution arrangements.

Description of Business, page 11

2. Please refer to prior comment two. Your new disclosure is inadequate. Please provide disclosure quantifying your estimate of the revenues necessary to achieve break-even cash flows, profitable operations and a significant market share in the Southern California market. In addition, explain and quantify the level of capital necessary to secure planned agreements with manufacturers and the number and scope of agreements with distributors and retail outlets necessary to achieve your planned market acceptance.

Management's Discussion and Analysis of Financial Condition
and Results of Operation, page 15

3. Please refer to prior comment three. As previously requested, please provide disclosure that explains the factors determining the level and variation in your stock compensation expense for each period presented.

Financial Statements
Note 3—Capital Stock, page F-11

4. Please refer to prior comment five. You have not explained your basis for recognizing $247,000 of stock compensation expense in the three months ended January 31, 2013 instead of over 12 months, the period when US Affiliated is expected to perform the related services under this arrangement. Refer us to the technical guidance upon which you relied in determining this accounting treatment. In particular, explain your consideration of guidance in ASC 505-50-25-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Senior Staff Accountant, at (202) 551-4364 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Daniel Greenspan, Legal Branch Chief, at (202) 551- 3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jim B. Rosenberg for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Dennis Brovarone, Esq.